January 28, 2016

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File No. 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 807 to the Trust’s Registration Statement under the Investment Company Act of 1940. The main purpose of this filing is to provide current financial statements and other updating information for Grant Park Absolute Return Fund.

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew J. Davalla

Andrew J. Davalla

1006886.31